UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2024

Commission File Number: 0-29452

RADCOM LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒       Form:40-F ☐

THE FIRST THREE PARAGRAPHS BELOW IN THIS REPORT ON FORM 6-K OF THE REGISTRANT ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-190207, 333-195465, 333-203087, 333-211628, 333-215591, 333-260997, 333-270983 AND 333-276692), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

Update regarding RADCOM’s Chairman;

Supplement to Invitation to RADCOM’s 2024 Annual General Meeting of Shareholders

On September 6, 2024, RADCOM Ltd. (the “Registrant”) announced that Ms. Heli (Rachel) Bennun has decided to step down from her role as Executive Chairman, effective December 31, 2024. The Registrant’s Board of Directors has nominated Mr. Sami Totah as the next Chairman, effective January 1, 2025, and subject to election as a director at the upcoming annual general meeting of shareholders of the Registrant, scheduled for September 25, 2024.

This Report on Form 6-K is being furnished by the Registrant, in part, to supplement certain disclosures set forth in the Invitation to the Registrant’s 2024 Annual General Meeting of Shareholders to be held on September 25, 2024 (the “Invitation”, the “Meeting”). The supplemental disclosure included in this Report on Form 6-K does not amend or revise the resolutions set forth in the Invitation and to be voted on at the Meeting. Shareholders who already submitted their vote, need not take any further action and as long as they do not vote otherwise, their vote will be counted at the Meeting as initially submitted.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “‘believe,” “may,” “might,” “potential,” “anticipate,” “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Registrant discusses the election of Mr. Totah as a director at the upcoming shareholders meeting of the Registrant, it uses forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance, or achievements of the Registrant to be materially different from those that may be expressed or implied by such statements. For additional information regarding these and other risks and uncertainties associated with the Registrant’s business, reference is made to the Registrant’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Registrant does not undertake to revise or update any forward-looking statements for any reason.

This Report on Form 6-K of the registrant consists of the contents above and the following document, which is attached hereto and incorporated by reference herein:

Exhibit 99.1	Press release, dated September 6, 2024, titled Ms. Heli Bennun to Step Down as Executive Chairman of RADCOM; Mr. Sami Totah Nominated as Successor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADCOM LTD.

Date: September 6, 2024	By:	/s/ Hadar Rahav
	Name:	Hadar Rahav
	Title:	Chief Financial Officer

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